                               CONSENT OF EXPERTS

We hereby consent to the reliance in this Annual Report on Form 40-F of Kinross Gold Corporation ("Kinross") on our report dated April 4, 2003 which Kinross used, or directly quoted from, in preparing summaries, including ore reserve and mineral estimates, in the Annual Report of the Musselwhite Mine.


AMEC E&C Services Limited


By: John Klerman
   ---------------------------------
          [Name of Signatory]

Title: Sr. Mining Engineer

Date: May 13                        , 2003
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